                             NEW WEST EYEWORKS, INC.
                 2104 West Southern Avenue, Tempe, Arizona 85282

                               ------------------


             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


     This Information Statement (this "Information Statement") relates to the Offer to Purchase for Cash all outstanding shares of common stock of the New West Eyeworks, Inc. for $11.50 net per share by NW Acquisition Corp., a wholly-owned subsidiary of National Vision Associates, Ltd., and the election of certain persons to the Board of Directors of New West in connection with the acquisition of New West through the Offer to Purchase. No action is required by the stockholders of New West in connection with the election of the directors. Nevertheless, we urge you to read this Information Statement carefully.

     This Information Statement is being mailed on or about October 16, 1998 to the holders of record at the close of business on October 15, 1998 pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 adopted thereunder. On October 15, 1998, there were 4,887,436 shares of New West's common stock, par value $0.01 per share (the "Common Stock"), outstanding. Each share is entitled to one vote.

     NO VOTE OR OTHER ACTION OF NEW WEST'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. WE ARE NOT ASKING FOR A PROXY AND REQUEST THAT YOU NOT SEND US A PROXY.


                                    THE OFFER

     Pursuant to an Agreement and Plan of Merger, dated as of July 13, 1998, as amended by the First Amendment to Agreement and Plan of Merger, dated as of October 5, 1998 (the "Merger Agreement"), by and among National Vision Associates, Ltd., a Georgia corporation ("National Vision"), NW Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of National Vision, and New West Eyeworks, Inc., a Delaware corporation ("New West" or the "Company"), Purchaser has commenced a tender offer (the "Offer") to purchase all outstanding shares of Common Stock for $11.50 net to the seller in cash.

     On July 14, 1998, New West and National Vision publicly announced signing the Merger Agreement and the proposed tender offer. On July 20, 1998, National Vision and the Purchaser filed a Tender Offer Statement on Schedule 14D-1 (as amended, the "Tender Offer Statement") with the Securities and Exchange Commission (the "SEC"). On the same day, New West filed a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Recommendation Statement") with the SEC, which states, among other things, that New West's Board of Directors unanimously recommended that stockholders tender their shares pursuant to the

Offer. On October 5, 1998, due to adverse developments in the financial markets, the Merger Agreement was amended to reduce the offer price from $13.00 to $11.50 a share (the "Offer Price"). National Vision distributed to stockholders of New West a Change of Offer Price and Third Extension of Expiration Date on October 15, 1998. Shortly thereafter New West distributed an amended Recommendation Statement which states, among other things, that New West's Board of Directors unanimously recommended that stockholders tender their shares pursuant to the Offer at the reduced offer price.

     The Purchaser's Offer is open to all holders of shares of Common Stock through October 22, 1998. In connection with the execution of the Merger Agreement, National Vision, the Purchaser, and certain New West stockholders have entered into a stock tender agreement in which the stockholders have agreed to tender their shares pursuant to the Offer. Shares held by these stockholders constitute approximately 40.3% of the outstanding shares of Common Stock assuming the conversion of all convertible preferred stock and the exercise of all warrants.

     The Purchaser's obligation to purchase the tendered shares is conditioned upon there being validly tendered and not withdrawn prior to the expiration date the number of shares that would represent at least 51% of the outstanding shares of Common Stock as determined immediately prior to the consummation of the Offer. The Offer is also subject to various customary conditions. The Merger Agreement provides that the completion of the merger of the Purchaser into New West (the "Merger") will take place no later than the second business day after the satisfaction of conditions set forth in Article VII of the Merger Agreement. Following the Merger, New West will continue as the surviving corporation and will be a wholly-owned subsidiary of National Vision. If stockholder approval of the Merger is required by law, a stockholders' meeting will be held before the completion of the Merger.

     This Information Statement does not include a full description of the Offer, the Merger Agreement and related transactions. For additional information, please see the Merger Agreement, filed by National Vision with the SEC as an exhibit to the Tender Offer Statement, the Offer to Purchase distributed to New West stockholders and filed as an exhibit to the Tender Offer Statement, the Tender Offer Statement itself, including all amendments, and New West's Recommendation Statement, including all amendments.


                               LEGAL PROCEEDINGS

     No director, officer, affiliate or person known to the Company to be the record or beneficial owner of in excess of 5% of the shares of Common Stock, or any person known to the Company to be an associate of any of the foregoing, is a party adverse to the Company or has a material interest adverse to the Company in any material pending legal proceedings.


                          RIGHT TO DESIGNATE DIRECTORS

     The Merger Agreement provides that, subject to compliance with Section 14(f) of the Exchange Act, at the effective time of the Merger, certain persons who have been identified on a Schedule to the Merger Agreement will become the directors and officers of New West until their successors are



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



duly elected and qualified. The Merger Agreement also provides that, promptly upon the acceptance for payment of and payment by the Purchaser for, any shares of Common Stock pursuant to the Offer, the Purchaser will be entitled to designate the number of directors to the Board of Directors of New West that will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors equal to at least that number of directors which is the product of (1) the total number of directors on the Board of Directors who are elected by the holders of shares of Common Stock pursuant to New West's Amended and Restated Certificate of Incorporation (giving effect to the directors elected pursuant to this sentence) multiplied by (2) the percentage that (a) the number of shares of Common Stock accepted for payment and paid for by the Purchaser, plus the number of shares of Common Stock otherwise owned by the Purchaser or any other subsidiary of National Vision, bears to (b) the total number of shares of Common Stock outstanding, and New West will, at that time, cause the Purchaser's designees to be appointed or elected. However, the Merger Agreement also provides that, if the Purchaser's designees are to be appointed or elected to New West's Board of Directors before the effective time of the Merger, the Board of Directors of New West will have at least three directors who were directors of New West on July 13, 1998 and who are not officers of New West (the "Independent Directors"). In addition, if the number of Independent Directors is reduced below three for any reason, any remaining Independent Directors will be entitled to designate persons to fill the vacancies, who will be deemed to be Independent Directors for purposes of the Merger Agreement, or, if no Independent Directors remain, the other directors will designate three persons who shall not be officers, stockholders or affiliates of New West, National Vision or the Purchaser to fill the vacancies, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. Subject to applicable law, New West has agreed to take all action requested by National Vision necessary to effect this appointment. In connection with the foregoing, the Merger Agreement provides that New West will promptly, at the option of the Purchaser, either increase the size of New West's Board of Directors or obtain the resignation of the number of its current directors that is necessary to enable the Purchaser's designees to be elected or appointed to New West's Board of Directors as provided above. National Vision has informed New West that it will require New West to obtain the necessary resignations.

     National Vision has informed New West that, if stockholder approval of the Merger is required by law, National Vision currently intends to exercise its right to appoint designees to the Board of Directors of New West pursuant to the Merger Agreement as described above as soon as possible after consummation of the Offer. If stockholder approval of the Merger is not required by law because Purchaser has acquired at least 90% of the outstanding shares of Common Stock or for any other reason, National Vision intends to replace the entire Board of Directors of New West with its designees upon completion of the Merger.


                        NATIONAL VISION'S BOARD DESIGNEES

     The following table sets forth the name, present principal occupation or employment, five-year employment history and certain other information concerning the individuals whom National Vision


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has indicated that it currently intends to appoint as directors and executive officers of New West. This information was provided to New West by National Vision.

James W. Krause                     Age 53. To serve as Chairman of the Board
                                    and Chief Executive Officer of New West.
                                    President, Chief Executive Officer and
                                    Director of National Vision since April 1994 and Chairman of the Board since June 1995.
                                    President and General Manager of the
                                    automotive and international divisions of
                                    Sherwin-Williams Company, 1980 through April
                                    1994.

Barry J. Feld                       Age 41.  To serve as a Director and
                                    President of New West. President and a
                                    member of the Board of Directors of New West since May 1991; Chief Executive Officer since February 1994. President of
                                    Frame-n-Lens Optical, Inc. from 1990 to
                                    1991; Executive Vice President and Chief
                                    Operating Officer from 1987 to 1990.

Angus C. Morrison                   Age 41.  To serve as a Director and Vice
                                    President, Chief Financial Officer and
                                    Treasurer of New West. Vice President and
                                    Corporate Controller of National Vision
                                    since February 1995, and Senior Vice
                                    President, Finance, and Treasurer of
                                    National Vision since March 1998. Controller and Senior Financial Officer of the Soap
                                    Division of The Dial Corp., 1993 through
                                    February 1995; Controller and Senior
                                    Financial Officer of the Food Division of
                                    The Dial Corp., 1989 through 1992.

Mitchell Goodman                    Age 44.  To serve as a Director and Vice
                                    President, General Counsel and Secretary of
                                    New West. General Counsel and Secretary of
                                    National Vision since September 1992; Vice
                                    President since November 1993; became Senior
                                    Vice President in 1998.

     If, pursuant to its right to designate directors described above under "Right to Designate Directors," National Vision elects to designate directors after consummation of the Offer but before the Merger, the individuals listed above will serve as directors of New West in addition to three Independent Directors.


                 DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The Company's current directors, elected by the holders of Common Stock, are divided into three classes serving staggered three year terms of office. The Company's Board of Directors currently has seven members, one in Class I, two each in Classes II and III, and two of whom are elected by the holders of the Company's convertible 6% cumulative preferred stock, par value $1,000 per share (the "Preferred Stock"). The term of the Class I directors will expire in 2000, the Class II directors in 2001 and the Class III directors in 1999. The Company's Bylaws provide that



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



each executive officer will hold office until his or her successor is elected or appointed and qualified, or until his or her death, resignation, or removal by the Board of Directors. Certain information about the Company's current directors and executive officers is set forth below.


            NAME                   AGE                                      POSITION
-------------------------------------------------------------------------------------------------------------------
Ronald E. Weinberg                 57        Chairman of the Board, Treasurer and Director (Class III)
Barry J. Feld                      41        President, Chief Executive Officer and Director (Class II)
James W. Swanson                   51        Chief Operating Officer, Executive Vice President
Darius J. DiTallo                  41        Chief Financial Officer and Vice President-- Finance and
                                             Administration
Annette C. Feld                    36        Vice President-- Marketing and Merchandising
Glenn K. Ozawa                     40        Vice President-- Manufacturing
Tricia L. Wood                     38        Vice President-- Real Estate and Construction
Byron S. Krantz                    63        Secretary and Director (Class I)
Norman C. Harbert                  65        Director (Class II)
Larry I. Pollock                   51        Director (Class III)
Donald M. Gleklen                  62        Director *
William P. Sutter, Jr.             41        Director *

------------------


* Under the terms of the Company's Preferred Stock, the holders of each of Series A and Series B Preferred Stock have the right to elect one director per Series as long as the applicable Series is outstanding. Donald M. Gleklen and William P. Sutter, Jr. are the directors elected by the holders of the Series A and Series B Preferred Stock, respectively. Messrs. Sutter and Gleklen will hold office until their successors have been duly elected by the holders of such Series of Preferred Stock and qualified.

     Ronald E. Weinberg has served as Chairman of the Board and Treasurer since the acquisition of the Company in August 1988. In 1986, Mr. Weinberg led an investor group in the acquisition of SunMedia Corporation, which publishes a chain of weekly newspapers in the Cleveland market, and since then, Mr. Weinberg has served as the Chairman of the Board of SunMedia Corporation. Since December 1997, Mr. Weinberg has been the Chairman of the Board and Chief Executive Officer of Timestar Communications Corp., a direct mail business in Cleveland, formerly owned by SunMedia Corporation. Since 1989, Mr. Weinberg has been Treasurer and a Director of Hawk Corporation ("Hawk"), which manufactures specialized components, principally made from powder metals, used in a wide variety of aerospace, industrial and commercial applications. From 1989 to May 1998, Mr. Weinberg served as Vice Chairman of the Board of Hawk and in May 1998 became Chairman of the Executive Committee.

     Barry J. Feld has served as President and a member of the Board of Directors since joining the Company in May 1991, and as Chief Executive Officer since February 1994. Previously, Mr. Feld was President of Frame-n-Lens Optical, Inc., the largest chain of retail optical stores in California. Mr. Feld joined Frame-n-Lens Optical, Inc. in 1987 and served as Executive Vice President and Chief Operating Officer until January 1990 when he became President. Prior to that, Mr. Feld spent ten years with Pearle Health Services, Inc., one of the largest retail optical chains in the United States, serving in various senior management capacities during his tenure, including Retail Operations Director of Texas State Optical, Inc., then one of the largest retail optical subsidiaries of Pearle Health Services, Inc., from 1985 until 1987.

     James W. Swanson has served as Chief Operating Officer and Executive Vice President since September 1997, and as Vice President -- Human Resources and Optometric Relations since April 1992. He also served as Senior Vice President between May 1996 and August 1997. Mr. Swanson joined the Company in July 1991 as Vice President -- Training and Optometric Relations. Prior to that, Mr. Swanson was Director of Training and Third-Party Sales at Frame-n-Lens Optical, Inc. from September 1989 to July 1991, and Director of Operations of Dr. Leventhal's Vision Care Centers, Inc., a San Diego based chain of retail optical stores, from March 1984 until September 1989.

     Darius J. DiTallo joined the Company in December 1996 and serves as Chief Financial Officer and Vice President -- Finance and Administration. Previously, Mr. DiTallo held senior financial management positions including serving as Chief Financial Officer with Image Choice, Inc., a Phoenix based document imaging solution provider, from December 1993 to December 1996. During this period, Mr. DiTallo also served as Chief Financial Officer of TransEquatorial Holdings, Inc., which sells electronic components and held a substantial investment in Image Choice, Inc. Prior to that, he served as a financial consultant to various entities from January 1993 to December 1993, and held senior financial management positions at the Arizona facility of Courtaulds Performance Films, Inc., from 1990 to January 1993. Mr. DiTallo is a certified public accountant.

     Annette C. Feld has served as Vice President -- Marketing and Merchandising since December 1992. Ms. Feld joined the Company in May 1991 as Director of Marketing and Merchandising. Previously, she was the Director of Materials and Marketing for Frame-n-lens Optical, Inc. from March 1988 to April 1991. Prior to that, Ms. Feld was an associate buyer for Bullock's, a chain of department stores, from 1985 to 1987 and an associate buyer for R.H. Macy & Co., from 1983 to 1985. Ms. Feld is the wife of Barry Feld.

     Glenn K. Ozawa has served as Vice President -- Manufacturing since March 1995. Mr. Ozawa joined the Company in January 1992 as Director of Manufacturing. Prior to that, he served as Manufacturing Manager for Frame-n-Lens, Inc. from November 1990 to December 1991 and as Director of Manufacturing of NuVision, Inc., a chain of optical stores based in California and Michigan, from August 1988 until November 1990 after previously serving in a senior capacity at that company for three years.

     Tricia L. Wood has served as Vice President -- Real Estate and Construction since September 1997. Ms. Wood served as the Director of Real Estate from January 1996 to August 1997. Ms. Wood joined the Company in December 1989 as Real Estate Manager.

     Byron S. Krantz has been the Secretary and a Director since August 1988. Mr. Krantz has been a partner in the law firm of Kohrman Jackson & Krantz P.L.L. since its formation in 1984. Mr. Krantz has been a Director of Hawk since 1989.

     Norman C. Harbert has been a Director since April 1994. Since 1989, Mr. Harbert has served as the Chairman of the Board, President and Chief Executive Officer of Hawk. Mr. Harbert is a Director of Second Bancorp Inc., a bank holding company.

     Larry I. Pollock has been a Director since April 1990. In January 1997, Mr. Pollock became Executive Vice President and Chief Operating Officer of HomePlace, Inc., a chain of home furnishings and housewares superstores. In October 1997, he became President, Chief Operating Officer and a Director, and Chief Executive Officer in September 1998. HomePlace, Inc. and its affiliates filed for reorganization under Chapter 11 in the United States Bankruptcy Court in Wilmington, Delaware on January 5, 1998. From January 1994 to January 1996, Mr. Pollock was President and Chief Operating Officer of Zale Corporation, a retail jewelry store chain. From January 1990 to December 1993, Mr. Pollock served as President and Chief Executive Officer of Karten's Jewelers, Inc., a New England jewelry chain. Mr. Pollock is a partner of Independent Group, L.P., a privately-held radio broadcasting company based in Cleveland, Ohio and a Director of Borders Group, Inc.

     Donald M. Gleklen has been a Director since August 1988. In September 1997, Mr. Gleklen became President and Chief Executive Officer of The Maine Merchant Bank. Since July 1996, Mr. Gleklen has been Chairman of the Board and Chief Executive Officer of InteliHealth, a provider of health care information and products to consumers. Since February 1995, Mr. Gleklen has been President of Jocard Financial Services. From March 1994 to February 1995, Mr. Gleklen was a private investor and special counsel to Robert J.F. Brobyn & Associates, attorneys at law. From September 1984 to March 1994, Mr. Gleklen was Senior Vice President of MEDIQ Incorporated ("MEDIQ"), a provider of health care services to hospitals, extended care facilities and other health-care professionals, and President of MEDIQ Investment Services, Inc., with oversight responsibilities for six of MEDIQ's nine operating subsidiaries and corporate development responsibilities. Mr. Gleklen is also a Director of NutraMax Products, Inc., Lason Inc. and Home Health Corporation of America, and Chairman of the Board of Trustees of the Pennsylvania College of Optometry.

     William P. Sutter, Jr. has been a Director since August 1988. Since 1984, Mr. Sutter has been associated with affiliates of Mesirow Financial Holdings, Inc., a Chicago-based financial services firm. Mr. Sutter is a Senior Managing Director of Mesirow Private Equity Investments, Inc. and a Vice President of Mesirow Financial Services, Inc.


                MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors met three times and acted by written consent twice in 1997. During 1997, all members of the Board of Directors participated in at least 80% of all Board and applicable Committee meetings.

     The Audit Committee consists of Mr. Gleklen, Mr. Pollock and Mr. Weinberg. The purpose of the Audit Committee is to review the Company's accounting and reporting principles, policies and practices and the adequacy of the Company's internal, financial and operating controls. The Audit Committee met once in 1997.

     The Compensation Committee is composed of Mr. Krantz, Mr. Pollock, Mr. Sutter and Mr. Weinberg, and its purpose is to review and make recommendations regarding the compensation of executive officers of the Company and to administer option grants under the Company's Amended and Restated Stock Option Plan (the "Option Plan"). The Board of Directors reviews and votes upon all option grants recommended by the Compensation Committee. The Compensation Committee met twice in 1997.

     The Nominating Committee, which is composed of Mr. Krantz, Mr. Sutter and Mr. Weinberg, is responsible for making recommendations to the Board of Directors on candidates for election to the Board. The Nominating Committee reviews nominees recommended to it by stockholders in writing and sent to the Secretary of the Company. The Nominating Committee met once in 1997.


                              DIRECTOR COMPENSATION

     The Company pays each director who is neither an employee of, or legal counsel to, the Company, nor affiliated with one of the Company's principal stockholders, a fee of $1,000 per board meeting attended by the director. The Company also reimburses all directors for expenses incurred in connection with their services as directors. No additional consideration is paid to the directors for committee participation. The Company's Option Plan also provides for the automatic "formula" grant to each non-employee director of an option to purchase 10,000 shares of Common Stock on the date of his or her initial election to the Board of Directors.


                 EXECUTIVE COMPENSATION AND RELATED INFORMATION

SUMMARY COMPENSATION TABLE


     The following table summarizes the compensation paid by the Company to the Company's President and Chief Executive Officer, the Chairman of the Board, and the Executive Vice President and Chief Operating Officer, in the last three years, the only executive officers who earned more than $100,000 annually in total compensation at any time during that period (the "Named Executive Officers").


                                                                                NUMBER OF
                                                                                LONG-TERM
          NAME AND                                                            COMPENSATION            ALL OTHER
     PRINCIPAL POSITION                   ANNUAL COMPENSATION                 OPTION AWARDS         COMPENSATION*
-----------------------------   ---------------------------------------   ---------------------   -----------------
                                  FISCAL
                                   YEAR         SALARY         BONUS
-----------------------------   ----------   -------------   ----------                        ---------------
Ronald E. Weinberg                 1997           $139,411           --               --               $ 2,010
Chairman of the Board              1996            124,687           --               --                 1,918
                                   1995            124,687           --               --                 1,922

Barry J. Feld                      1997           $189,423      $15,000           30,000               $ 2,822
President and                      1996            175,000           --               --                 2,787
Chief Executive Officer            1995            175,000           --               --                 2,811
James W. Swanson                   1997           $101,433           --           25,000               $ 1,596
Executive Vice President           1996             90,154     $  3,750            7,000                 1,467
and Chief Operating Officer        1995             81,500       10,000            4,500                 1,435

------------------


* These amounts were contributed by the Company to the Company's profit sharing and 401(k) savings plan, as a matching contribution relating to before-tax contributions made by each of the Named Executive Officers under the plan. For a description of additional amounts paid to Mr. Weinberg and his affiliates in connection with certain transactions, see "Certain Relationships and Related Transactions."

OPTION GRANTS IN 1997 FISCAL YEAR


     The following table summarizes information concerning options granted during the Company's fiscal year ended December 27, 1997 to each of the Named Executive Officers.

                                                                                             POTENTIAL REALIZABLE
                           NUMBER OF                                                           VALUE AT ASSUMED
                           SHARES OF     PERCENT OF                                         ANNUAL RATES OF STOCK
                            COMMON      TOTAL OPTIONS                                         PRICE APPRECIATION
                             STOCK       GRANTED TO      EXERCISE                               FOR OPTION TERM
                          UNDERLYING    EMPLOYEES IN     PRICE PER                        -------------------------
        NAME               OPTIONS       FISCAL 1997       SHARE       EXPIRATION DATE        5%           10%
---------------------     -----------   -------------   ---------    -------------------      --          ------
Ronald E. Weinberg                 --          --              --                     --          --             --
Barry J. Feld                  30,000        19.1%          $5.50           May 16, 2007  $  103,950      $ 262,350
James W. Swanson                5,000         3.2%          $6.00      February 11, 2007  $   18,900      $  47,700
                               20,000        12.7%          $9.50     September 25, 2007  $  119,700      $ 302,100

OPTION VALUES AT 1997 FISCAL YEAR-END


     The following table summarizes information with respect to the number of unexercised options held by the Named Executive Officers as of December 27, 1997. Also reported are values of "in-the-money" options, that is, the amount by which the exercise price of the option is exceeded by the last sale price of the Common Stock on December 27, 1997. No Named Executive Officer exercised any options in 1997.


                                                  NUMBER OF SHARES                      VALUE OF UNEXERCISED
                                               UNDERLYING UNEXERCISED                   IN-THE-MONEY OPTIONS
              NAME                          OPTIONS AT DECEMBER 27, 1997                AT DECEMBER 27, 1997
---------------------------------        ----------------------------------      ----------------------------------
                                          EXERCISABLE       UNEXERCISABLE         EXERCISABLE       UNEXERCISABLE
---------------------------------        -------------     ----------------      -------------    -----------------
Ronald E. Weinberg                                  --                   --                 --                   --
Barry J. Feld                                   30,000                   --           $ 75,000                   --
James W. Swanson                                17,000               31,500           $ 22,000             $ 46,770

LONG-TERM INCENTIVE AND PENSION PLANS


     The Company does not have any long-term incentive, pension or similar plans, other than the Company's profit sharing and 401(k) savings plan.

EMPLOYMENT AGREEMENTS


     Effective August 1, 1993, the Company entered into employment agreements with each of Mr. Weinberg and Mr. Feld. Both agreements have been extended until December 31, 1999. Under the agreements, the base salaries may be adjusted annually by the Board of Directors of the Company. Mr. Weinberg agreed to forgo a portion of his salary in 1995 and 1996.

     The employment agreements also required the adoption of an annual bonus plan. On May 6, 1997, the members of the Compensation Committee of the Board of Directors adopted the 1997 incentive bonus plan, which provided that a bonus would only be payable to Messrs. Feld and Weinberg if the Company's annual pre-tax income exceeded $1.35 million. The bonus would then increase along with an increase in the Company's annual pre-tax income according to a formula adopted by the Compensation Committee. Because the Company did not reach the pre-tax income target in 1997, no bonus was paid to either Mr. Feld or Mr. Weinberg pursuant to the 1997 incentive bonus plan. Even though the annual target was not met, the Board of Directors elected, on the recommendation of the Compensation Committee, to pay Mr. Feld a bonus of $15,000 in 1997 for outstanding performance in achieving certain short-term goals.

     Mr. Weinberg devotes a substantial amount of his time and effort to the business of the Company, but under the terms of Mr. Weinberg's employment agreement he is not required to devote all of his time and efforts to the Company so long as he performs the duties of his office to the best of his ability in a manner that promotes the best interests of the Company. If either Mr. Weinberg or Mr. Feld dies during the term of their respective employment agreements, the Company will pay his base annual salary for 12 months and any bonus earned but not paid, and if either becomes mentally or physically disabled during the term, the Company will pay his base annual salary for 12 months. Each employment agreement also provides for a two year non-competition provision; however, Mr. Feld's non-competition provision is conditioned upon the Company paying him 75% of his base salary then in effect.

     Effective June 1, 1998, the Company entered into a change of ownership employment agreement with Mr. Swanson. The agreement provides for Mr. Swanson's continued employment for a period of one year after there is a "change in control" of the Company, as defined in the agreement. After a change in control has occurred, if Mr. Swanson's employment is terminated by the Company without cause, or Mr. Swanson resigns for cause, the Company will be obligated to continue to pay Mr. Swanson's compensation for the remainder of his employment period or six months, whichever is longer. The Company has entered into similar agreements with Mr. DiTallo, Ms. Feld and Mr.
Ozawa.

             COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors is responsible for reviewing and recommending changes to the Company's compensation policies and programs applicable to the Company's executive officers. The Compensation Committee also administers option grants under the Option Plan. The Compensation Committee is composed of three non-employee directors and the Company's Chairman of the Board.

COMPENSATION PHILOSOPHY AND OBJECTIVES


     The Company's compensation philosophy is to provide a total compensation program that will attract, retain and motivate the high caliber executives required for the success of the business. The Company achieves these objectives by compensating its executive officers primarily through a combination of three components: a base salary, an annual bonus plan, and long-term incentive opportunities in the form of stock options.

COMPENSATION COMPONENTS


     The Company's executive compensation packages for fiscal 1997, which the Compensation Committee reviewed, were designed to attract and retain the management team responsible for the Company's success, with ties to business objectives and outstanding performance. The Compensation Committee assesses the past performance and the anticipated future contribution, and considers the total compensation (actually earned and potentially available), of each executive officer in establishing each element of compensation.

  Salary


     The Company annually reviews each officer's salary, taking into account job performance for the prior year as viewed subjectively by the person to whom the individual reports, internal pay equity considerations and level of responsibilities. Increases in base salaries are also influenced by the performance of the Company and the individual in achieving goals and objectives established by the Company.


  Bonus


     The Company uses annual bonuses to motivate its executive officers and reward individuals for their initiative and outstanding performance. Bonuses are contingent upon the Company's performance measured against pre-established financial and other business goals and upon individual performance measured against established revenue, profitability and other objectives, all of which are based upon the individual's area of responsibility.

  Stock Options


     Stock option awards are designed to provide management with a direct financial incentive to enhance stockholder values, thereby aligning the interests of the Company's executives with the long-term interest of its stockholders. The Compensation Committee approves option grants subject to vesting periods to retain executives and encourage sustained contributions.

CHIEF EXECUTIVE OFFICERS' COMPENSATION


     The compensation for Mr. Weinberg, Chairman of the Board, and Mr. Feld, Chief Executive Officer and President, is determined by the members of the Compensation Committee, other than Mr. Weinberg, through a process similar to the policies and procedures discussed above for executive officers in general.

     The Compensation Committee's approach in setting Mr. Feld's compensation is to provide compensation stability in the form of the base salary element of his compensation package. Mr. Weinberg's compensation takes into account his overall level of experience and contribution to the Company, as well as his devotion of less than 100% of his time to the management of the Company. Both executives participate in a bonus plan providing them with an incentive to lead the Company toward clearly defined performance goals.

     The base salary levels established by the Compensation Committee reflect the continued year-to-year growth of revenues and operating cash flow, the attainment of same store year-to-year sales gains above industry averages, the continuation of the Company's new store opening program and the achievement of other specified strategic objectives of the business.

     The bonus plans for Messrs. Weinberg and Feld are keyed to specifically budgeted operating results for the year. For 1997, the bonuses were based on attained levels of pre-tax income. No bonuses were paid in 1997 to either Mr. Weinberg or Mr. Feld pursuant to the bonus plans because the Company did not reach the pre-tax income target in 1997. Even though the annual target was not met, the Compensation Committee recommended, and the Board of Directors approved, a bonus of $15,000 for Mr. Feld in 1997 for outstanding performance in achieving certain short term goals. See "Executive Compensation and Other Information -- Employment Agreements."

                                                    COMPENSATION COMMITTEE
                                                    BYRON S. KRANTZ
                                                    LARRY I. POLLOCK
                                                    WILLIAM P. SUTTER, JR.
                                                    RONALD E. WEINBERG


                      COMPENSATION COMMITTEE INTERLOCKS AND
                 INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     Byron S. Krantz serves as Secretary of the Company without compensation and is a partner in the law firm of Kohrman Jackson & Krantz P.L.L., which provides legal services to the Company. William P. Sutter, Jr. is a Senior Managing Director of Mesirow Private Equity Investments, Inc. and a Vice President of Mesirow Financial Services, Inc., both of which are corporate general partners of partnerships that are stockholders of the Company. Ronald E. Weinberg serves as Chairman of the Board of the Company and is President and sole shareholder of Weinberg Capital Corporation, which provides certain management services to the Company.

                                PERFORMANCE GRAPH

     The following graph compares the cumulative total return on the Company's Common Stock with the cumulative total return of the companies in the Russell 2000 Index and the S&P Specialty Retail Index. Cumulative total return for each of the periods shown in the Performance Graph is calculated from the last sale price of the Common Stock at the end of the period and assumes an initial investment of $100 on December 25, 1993, the last day of the Company's 1993 fiscal year, and the reinvestment of any dividends.



                      12/25/93      12/30/94    12/30/95        12/28/96      12/27/97
                      --------      --------    --------        --------      --------


NEWI                     100          48.95        62.45          97.89        109.71
S&P Retail               100          75.03        56.65          79.68         80.04
Russel 2000              100         101.04       129.79         149.74        178.33

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth, as of September 1, 1998, information regarding the beneficial ownership of the Company's capital stock, by (1) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's outstanding shares of capital stock, (2) each director, (3) the Named Executive Officers, and (4) all directors and executive officers of the Company as a group. The information contained in the table does not include shares of Common Stock issuable under the Option Plan under options that are outstanding, but not presently exercisable. The information contained in the table does include (1) 163,000 shares of Common Stock issuable under presently exercisable options granted by the Company pursuant to the Option Plan, (2) 156,563 shares of Common Stock issuable upon the exercise of warrants that are presently exercisable, and (3) 650,000 shares of Common Stock issuable upon conversion of the Preferred Stock.

NAMES AND ADDRESS (1)                                                         BENEFICIAL OWNERSHIP (2)
-------------------------------------------------                --------------------------------------------------
                                                                        SHARES                      PERCENTAGE
                                                                 ---------------------          -------------------
Ronald E. Weinberg (3)                                                   884,923                        15.1%
Mesirow Group (4)                                                      1,236,688                        21.1%
Barry J. Feld (5)                                                        266,937                         4.6%
Donald M. Gleklen (6)                                                     32,260                            *
Norman C. Harbert (7)                                                     37,519                            *
Byron S. Krantz (8)                                                       52,895                            *
Larry I. Pollock (9)                                                      11,700                            *
William P. Sutter, Jr. (10)                                               27,690                            *
James W. Swanson (11)                                                     19,000                            *
All directors and executive officers                                   1,365,224                        23.3%
  as a group (12 individuals) (12)

------------------


*     Less than 1%

(1) Unless otherwise indicated, the address of each of the beneficial owners identified is c/o New West Eyeworks, Inc., 2104 West Southern Avenue, Tempe, Arizona 85282.

(2) Unless otherwise indicated, the Company believes that all persons named in the table have sole investment and voting power over the shares of capital stock owned.

(3) Includes (i) a warrant to purchase 22,500 shares of Common Stock; (ii) 6,805 shares of Common Stock and 15,714 shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock held of record by Flag Partners, an Ohio partnership ("Flag"); and (iii) 1,000 shares beneficially owned by Mr. Weinberg's wife as to which shares Mr. Weinberg disclaims beneficial ownership. The partners of Flag are all directors of the Company. Flag holds of record 30,623 shares of Common Stock and 594 shares of Series A Preferred Stock presently convertible into 70,714 shares of Common Stock.

(4) Each of Mesirow Capital Partners II ("Mesirow II"), Mesirow Capital Partners III ("Mesirow III"), Mesirow Capital Partners IV ("Mesirow IV"), Mesirow Capital Partners V ("Mesirow V") and Mesirow Capital Partners VI ("Mesirow VI") (collectively, the "Mesirow Group") is a limited partnership, the corporate general partners of which are affiliates of Mesirow Financial Holdings, Inc. The Mesirow Group's address is 350 North Clark Street, Chicago, Illinois 60610. William P. Sutter, Jr. is an officer of each of the corporate general partners of the Mesirow Group and a Director of the Company. Includes (i) a warrant to purchase 9,000 shares of Common Stock held by Mesirow V and a warrant to purchase 13,500 shares a Common Stock held by Mesirow VI; (ii) 392,857 shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock held of record by Mesirow VI; (iii) 178,572 shares of Common Stock issuable upon the conversion of Series B Preferred Stock of which (a) 59,524 shares are held of record by Mesirow II, (b) 41,667 shares are held by Mesirow III,
      (c) 35,714 shares are held of record by Mesirow IV, and (d) 41,667 shares are held of record by Mesirow V; and (iv) 642,759 shares of Common Stock, of which (a) 64,519 shares are held of record by Mesirow II, (b) 74,719 shares are held of record by Mesirow III, (c) 333,386 shares are held of record by Mesirow V, and (d) 170,135 shares are held by Mesirow VI. Mr. Sutter disclaims beneficial ownership of shares held by the Mesirow Group. Does not include shares beneficially owned by Mr. Sutter.

(5) Includes (i) a warrant to purchase 5,000 shares of Common Stock; (ii) 5,104 shares of Common Stock and 11,786 shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock held of record by Flag; (iii) 300 shares of Common Stock held by Mr. Feld as custodian for his children; and (iv) an option to purchase 30,000 shares of Common Stock granted to Mr. Feld pursuant to the Option Plan. Annette C. Feld, Vice President -- Marketing and Merchandise of the Company, is Mr. Feld's wife. Also includes the presently exercisable portion of options to purchase 27,000 shares of Common Stock granted to Ms. Feld pursuant to the Option Plan, which options are presently exercisable for 16,000 shares, as to which Mr. Feld disclaims beneficial ownership.

(6) Includes (i) an option to purchase 10,000 shares of Common Stock granted to Mr. Gleklen pursuant to the Option Plan; (ii) 7,857 shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock;
      (iii) 1,000 shares held by Mr. Gleklen's wife as to which shares Mr. Gleklen disclaims beneficial ownership; and (iv) 4,403 shares of Common Stock held by an IRA.

(7) Includes (i)an option to purchase 10,000 shares of Common Stock granted to Mr. Harbert pursuant to the Option Plan; (ii) 5,000 shares of Common Stock held of record by Mr. Harbert's defined benefits plan; and (iii) 6,805 shares of Common Stock and 15,714 shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock held of record by Flag.

(8) Includes (i) an option to purchase 10,000 shares of Common Stock granted to Mr. Krantz pursuant to the Option Plan; and (ii) 6,805 shares of Common Stock and 15,714 shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock held of record by Flag.

(9) Includes an option to purchase 10,000 shares of Common Stock granted to Mr. Pollock pursuant to the Option Plan.

(10) Includes (i) an option to purchase 10,000 shares of Common Stock granted to Mr. Sutter pursuant to the Option Plan; (ii) 5,104 shares of Common Stock and 11,786 shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock held of record by Flag; and (iii) 800 shares of Common Stock held by Mr.
      Sutter as a custodian for his children.

(11) Includes options to purchase 17,000 shares of Common Stock granted to Mr. Swanson pursuant to the Option Plan.

(12) Includes (i) options to purchase shares of Common Stock granted to directors and executive officers pursuant to the Option Plan, which are presently exercisable for 145,000 shares in the aggregate; (ii) warrants to purchase 27,500 shares of Common Stock in the aggregate; (iii) 7,857 shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock held by Mr. Gleklen; and (iv) 30,623 shares of Common Stock and 70,714 shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock held of record by Flag. Does not include shares beneficially owned by the Mesirow Group. See footnote 4 above.


             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the SEC, the Nasdaq System and The Pacific Stock Exchange initial reports of ownership and reports of changes in ownership of the Common Stock. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

      Tricia Wood, Vice President -- Real Estate and Construction of the Company, inadvertently failed to file a required form on a timely basis upon her appointment as an executive officer of the Company in October 1997. The required form was subsequently filed. Based solely on its review of copies of reports furnished to the Company or written representations that no reports were required, the Company believes that all other Section 16(a) filing requirements were met in 1997.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      In early 1997, the Company completed a public offering of 1,505,400 shares of its Common Stock at an offering price of $6.00 per share (the "Offering"). Mesirow II, Mesirow III and Mesirow IV sold 106,642, 123,501 and 169,857 shares of Common Stock in the Offering, respectively. The Company received none of the proceeds from the sale of Common Stock by the selling stockholders. Mesirow Financial, Inc. participated in and served as co-manager of the Offering and is affiliated with the members of the Mesirow Group. William P. Sutter, Jr. is a Director of the Company and an officer of each of the corporate general partners of the Mesirow Group, which corporate general partners are affiliates of Mesirow Financial, Inc.

      In December 1996, the Company entered into a bridge loan for $350,000 with The Second National Bank of Warren (Ohio). Ronald E. Weinberg, Chairman of the Board of the Company, guaranteed the loan and Barry J. Feld, President and Chief Executive Officer of the Company, agreed with Mr. Weinberg to share his guaranty obligations. The Company paid Mr. Weinberg and Mr. Feld a total of $7,500 in exchange for their guaranty of the loan. Norman C. Harbert is a Director of the Company and Second Bancorp, Inc., the parent holding company of The Second National Bank of Warren (Ohio). In February 1997, the Company repaid the bridge loan with a portion of proceeds from the Offering.

      In June 1996, the Company entered into a $2.0 million revolving line of credit which was secured by guarantees from Mesirow V, Mesirow VI, and Mr. Weinberg. Mr. Feld agreed to share in the obligations of the guarantors. In exchange for the guarantee of the Company's obligations under its revolving line of credit by such officers and shareholders, the Company issued warrants to them to purchase, in the aggregate, 50,000 shares of Common Stock at a price of $6.11 per share, subject to customary anti-dilution adjustments. In February 1997, the Company reduced the amount outstanding on the revolving line of credit by approximately $1.9 million with a portion of the proceeds from the Offering. The revolving line of credit matured on May 31, 1997.

      The Company is a party to an expense sharing arrangement under which the Company shares the expenses of its Cleveland, Ohio headquarters with Weinberg Capital Corporation, of which Mr. Weinberg is President and sole shareholder. Pursuant to a formula based on full-time equivalent personnel, the Company pays approximately 28% of the overhead costs of the headquarters, including rent, utilities and copying, telephone and other expenses. The aggregate amount of the payments by the Company for the shared headquarters were approximately $137,000 in 1997, $109,000 in 1996 and $136,000 in 1995.

      In August 1993, the Company chose Mesirow Insurance Services, Inc. as its primary insurance broker to arrange its insurance coverage, including real and personal property, workers' compensation and general liability. Mesirow Insurance Services, Inc. is affiliated with the members of the Mesirow Group. The original insurance agreement was for a period of one year and has since been renewed. Under the terms of the insurance agreement, the annual aggregate premiums paid by the Company are approximately $280,000.

      Byron S. Krantz, a Director and the Secretary of the Company, is a partner of the law firm of Kohrman Jackson & Krantz P.L.L., which provides legal services to the Company. The Company paid legal fees to Kohrman Jackson & Krantz P.L.L. in 1997 of $333,515 for services in connection with a variety of matters, including the Offering.

      The Company believes that the terms of the transactions and the agreements described above are on terms at least as favorable as those which it could otherwise have obtained from unrelated parties. On-going and future transactions with related parties will be (1) on terms at least as favorable as those that the Company would be able to obtain from unrelated parties, (2) for bona fide business purposes, and (3) approved by a majority of the disinterested and non-employee directors.

                               ------------------



                                           By Order of the Board of Directors,

                                           /s/ BYRON S. KRANTZ

                                           BYRON S. KRANTZ
                                           Secretary

October 16, 1998